# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pharvaris N.V., CIK 0001830487
CUSIP: N69605108
Title of class of securities: Ordinary shares, par value Euro 0.12 per share
Address of issuer's principal executive offices: Emmy Noetherweg 2, Leiden, Netherlands (P7), 2333 BK
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-24-000374
Filed by CIK 0001017645

## Reporting persons
- GENERAL ATLANTIC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic PH B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic Cooperatief, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,359,727; sole dispositive power 0; shared dispositive power 5,359,727; aggregate amount beneficially owned 5,359,727 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Pharvaris N.V.
Address of issuer's principal executive offices: Emmy Noetherweg 2, Leiden, The Netherlands, 2333 BK

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");
(ii) General Atlantic PH B.V. ("GA PH");
(iii) General Atlantic Cooperatief U.A. ("GA Coop UA");
(iv) General Atlantic Partners (Bermuda) IV, L.P. ("GAP Bermuda IV");
(v) General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU");
(vi) General Atlantic Partners (Lux) SCSp ("GAP Lux");
(vii) General Atlantic Cooperatief, L.P. ("GA Coop LP");
(viii) GAP Coinvestments III, LLC ("GAPCO III");
(ix) GAP Coinvestments IV, LLC ("GAPCO IV");
(x) GAP Coinvestments V, LLC ("GAPCO V");
(xi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");
(xii) General Atlantic GenPar (Lux) SCSp ("GA GenPar Lux");
(xiii) General Atlantic (Lux) S.a r.l. ("GA Lux");
(xiv) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda"); and
(xv) GAP (Bermuda) L.P. ("GAP (Bermuda) LP").

GAP Bermuda IV, GAP Bermuda EU, GAP Lux and GA Coop LP are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."
Address of principal business office or, if none, residence: The address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA PH and GA Coop UA is c/o General Atlantic, Prinsengracht 769, Amsterdam, 1017 JZ The Netherlands. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F Route d'Esch, L-1471 Luxembourg. The address of GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of August 14, 2026, the Reporting Persons owned the following number of the Company's common stock: (i) GA LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (ii) GA PH owned of record 5,359,727 ordinary shares or 7.6% of the issued and outstanding ordinary shares (iii) GA Coop UA owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (iv) GAP Bermuda IV owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (v) GAP Bermuda EU owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (vi) GAP Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (vii) GA Coop LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (viii) GAPCO III owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (ix) GAPCO IV owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (x) GAPCO V owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (xi) GAPCO CDA owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (xii) GA GenPar Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (xiii) GA Lux owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (xiv) GenPar Bermuda owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares (xv) GAP (Bermuda) LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares. GA PH is a wholly owned subsidiary of GA Coop UA. The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the shares of common stock held of record by GA PH. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. GAP (Bermuda) LP, which is controlled by the partnership committee of GASC MGP, LLC (the "GA Partnership Committee"), is the general partner of GenPar Bermuda and GA Coop LP. GA LP, which is also controlled by the GA Partnership Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. As of the date hereof, there are six members of the GA Partnership Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Partnership Committee disclaims ownership of the ordinary shares reported herein except to the extent that he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the GA Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference. By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own the ordinary shares indicated on row (9) on such Reporting Person's cover page included herein.
Percent of class: All calculations of percentage ownership herein are based on 70,204,506 ordinary shares reported by the Company to be outstanding as of June 30, 2026, as reported by the Company in its Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2026 and 2025 and as of December 31, 2025, filed with the U.S. Securities and Exchange Commission as Exhibit 99.3 to Form 6-K on August 12, 2026.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- GENERAL ATLANTIC, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (08/14/2026)
- General Atlantic PH B.V.: /s/ I.M. van der Hoorn, Ingrid van der Hoorn, Director A (08/14/2026)
- General Atlantic PH B.V.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (08/14/2026)
- General Atlantic Cooperatief U.A.: /s/ I.M. van der Hoorn, Ingrid van der Hoorn, Director A (08/14/2026)
- General Atlantic Cooperatief U.A.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (08/14/2026)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Ltd, the general partner of GAP (Bermuda) L.P., the general partner of General Atlantic Genpar, LP (08/14/2026)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Ltd, the general partner of GAP (Bermuda) L.P., the general partner of General Atlantic Genpar, LP (08/14/2026)
- General Atlantic Partners (Lux) SCSp: /s/ I.M. van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/14/2026)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/14/2026)
- General Atlantic Cooperatief, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) LIMITED, its general partner (08/14/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/14/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (08/14/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (08/14/2026)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (08/14/2026)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (08/14/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (08/14/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (08/14/2026)